Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013 AND 2012
(UNAUDITED)

Issued: January 9, 2014

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013 AND 2012

(In thousands of Canadian dollars, except per share amounts)

	2013	2012
		(revised - note 2)
Revenues
Print advertising	116,605	132,741
Print circulation	49,588	49,276
Digital	23,554	24,813
Other	4,231	4,842
Total revenues	193,978	211,672
Expenses
Compensation	73,958	83,067
Newsprint	9,120	12,108
Distribution	26,308	28,192
Other operating	38,581	39,318
Operating income before depreciation, amortization and restructuring (note 3)	46,011	48,987
Depreciation	13,227	6,890
Amortization	10,412	10,734
Restructuring and other items (notes 6 and 8)	20,113	4,797
Operating income	2,259	26,566
Interest expense	15,733	16,167
Net financing expense relating to employee benefit plans (note 8)	1,404	1,864
(Gain) loss on disposal of property and equipment	(14)	268
(Gain) loss on derivative financial instruments	(4,054)	697
Foreign currency exchange losses	995	866
Earnings (loss) before income taxes	(11,805)	6,704
Provision for income taxes	-	-
Net earnings (loss) attributable to equity holders of the Company	(11,805)	6,704

Earnings (loss) per share attributable to equity holders of the Company (note 9):
Basic	$(0.29)	$0.17
Diluted	$(0.29)	$0.16

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013 AND 2012

(In thousands of Canadian dollars)

	2013	2012
		(revised - note 2)

Net earnings (loss) attributable to equity holders of the Company	(11,805)	6,704

Amounts subsequently reclassified to the statement of operations
Gain (loss) on valuation of derivative financial instruments, net of tax of nil	1,277	(2,133)
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 8)	8,354	(5,823)
Other comprehensive income (loss)	9,631	(7,956)
Comprehensive loss attributable to equity holders of the Company	(2,174)	(1,252)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at November 30, 2013	As at August 31, 2013
		(revised - note 2)
ASSETS
Current Assets
Cash	35,113	40,812
Accounts receivable	104,141	82,615
Inventory	2,791	3,234
Current portion of derivative financial instruments (note 4)	3,577	1,411
Prepaid expenses and other assets	10,031	10,128
Total current assets	155,653	138,200

Non-Current Assets
Property and equipment	212,934	223,173
Asset held-for-sale	10,530	10,530
Derivative financial instruments (note 4)	20,856	16,802
Other assets	528	732
Intangible assets	314,046	323,760
Goodwill	149,600	149,600
Total assets	864,147	862,797

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 5)	73,482	67,618
Provisions (note 6)	34,468	26,097
Deferred revenue	24,416	24,645
Current portion of long-term debt (note 7)	12,500	12,500
Total current liabilities	144,866	130,860

Non-Current Liabilities
Long-term debt (note 7)	471,204	474,380
Other non-current liabilities (notes 8 and 10)	114,401	121,817
Provisions (note 6)	778	826
Deferred income taxes	681	681
Total liabilities	731,930	728,564

Equity
Capital stock (note 9)	371,132	371,132
Contributed surplus (note 10)	9,178	9,020
Deficit	(245,376)	(241,925)
Accumulated other comprehensive loss	(2,717)	(3,994)
Total equity	132,217	134,233
Total liabilities and equity	864,147	862,797

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013 AND 2012

(In thousands of Canadian dollars)

	2013
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2013 (revised - note 2)	371,132	9,020	(241,925)	(3,994)	134,233
Net loss attributable to equity holders of the Company	-	-	(11,805)	-	(11,805)
Other comprehensive income	-	-	8,354	1,277	9,631
Comprehensive income attributable to equity holders of the Company	-	-	(3,451)	1,277	(2,174)
Share-based compensation plans (note 10)	-	158	-	-	158
Balance as at November 30, 2013	371,132	9,178	(245,376)	(2,717)	132,217

	2012
	(revised - note 2)
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2012	371,132	7,888	(141,280)	(5,908)	231,832
Net earnings attributable to equity holders of the Company	-	-	6,704	-	6,704
Other comprehensive loss	-	-	(5,823)	(2,133)	(7,956)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	881	(2,133)	(1,252)
Share-based compensation plans (note 10)	-	354	-	-	354
Balance as at November 30, 2012	371,132	8,242	(140,399)	(8,041)	230,934

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013 AND 2012

(In thousands of Canadian dollars)

	2013	2012
		(revised - note 2)
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net earnings (loss) attributable to equity holders of the Company	(11,805)	6,704
Items not affecting cash:
Depreciation	13,227	6,890
Amortization	10,412	10,734
(Gain) loss on derivative financial instruments	(4,054)	697
Non-cash interest	1,485	1,331
(Gain) loss on disposal of property and equipment	(14)	268
Non-cash foreign currency exchange losses	916	824
Share-based compensation plans and other long-term incentive plan expense (note 10)	143	878
Net financing expense relating to employee benefit plans (note 8)	1,404	1,864
Non-cash compensation expense of employee benefit plans (note 8)	-	2,028
Employee benefit funding in excess of compensation expense (note 8)	(381)	-
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	(8,976)
Net change in non-cash operating accounts	(7,110)	(10,014)
Cash flows from operating activities	4,223	13,228

INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale	14	24,691
Additions to property and equipment	(2,988)	(2,636)
Additions to intangible assets	(698)	(956)
Cash flows from investing activities	(3,672)	21,099

FINANCING ACTIVITIES
Repayment of long-term debt	(6,250)	(23,187)
Debt issuance costs	-	(96)
Cash flows from financing activities	(6,250)	(23,283)

Net change in cash	(5,699)	11,044
Cash at beginning of period	40,812	22,189
Cash at end of period	35,113	33,233

	2013	2012

Supplemental disclosure of operating cash flows
Interest paid	9,142	1,222
Income taxes paid	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013 AND 2012

(In thousands of Canadian dollars, except as otherwise noted)

1.  DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com website, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.  The Company has one operating segment for financial reporting purposes, the Newspaper segment. The Newspaper segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.  BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual audited consolidated financial statements except for the changes in accounting policies noted below.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on January 9, 2014.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s best knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011 except as described below:

Employee future benefits

The cost of defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions including mortality rates.  In July 2013, the Canadian Institute of Actuaries (“CIA”) issued a draft report proposing new mortality tables for use in the valuation of Canadian pension and benefit plans.  On October 31, 2013 the CIA announced that the use of current mortality tables without adjustment would only be appropriate if supported by credible experience, the characteristics of the specific plan, or other quantifiable experience.  As a result, during the three months ended November 30, 2013, the Company has modified the mortality tables used to value the defined benefit pension benefit and post-retirement benefit obligations.  During the three months ended November 30, 2013, this change in mortality rate assumptions has resulted in an estimated actuarial loss of $15.6 million recorded in other comprehensive income with an offsetting increase in other non-current liabilities.  The change in mortality rate assumptions is expected to result in increased funding valuations as well as increased defined benefit plan expense in future years.

Changes in accounting policies

The Company has adopted the following new and amended standards effective September 1, 2013.  The comparative interim condensed consolidated financial statements have been revised as applicable to reflect the adopted standards as described below.

(i) IFRS 13 – Fair Value Measurement

IFRS 13 – Fair Value Measurement establishes a single source of guidance for fair value measurement across all IFRS standards.  IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.  The Company adopted IFRS 13 on September 1, 2013 on a prospective basis.  The adoption of IFRS 13 did not result in any measurement adjustments or changes to the valuation techniques used by the Company.  The Company has included the interim disclosure requirements in note 11 of these interim condensed consolidated financial statements.

(ii) IAS 19 – Employee Benefits (Amended)

IAS 19 – Employee Benefits (Amended) includes a number of changes related to the recognition and measurement of defined benefit employee benefit plans. The amendments introduce a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component which will be determined based on the application of the discount rate on the net defined benefit obligation.  The amendments also require the recognition of all past service costs in profit or loss when the employee benefit plan is amended.  The Company adopted IAS 19 on September 1, 2013 on a retrospective basis back to September 1, 2011.  The adoption of IAS 19 has resulted in an adjustment to the opening deficit as at September 1, 2011 to reflect previously unrecognized past service costs.  Additionally, the comparative figures in these interim condensed consolidated financial statements have been revised as illustrated in the tables below to reflect the new standard.

The following tables provide the impact on the comparative financial information in the interim condensed consolidated financial statements for the three months ended November 30, 2013 and 2012:

Effect on comprehensive loss attributable to equity holders of the Company

Three months ended November 30, 2012

Net earnings attributable to equity holders of the Company as previously reported	8,304

IAS 19 amendments decreasing reported net earnings
Compensation	(119)
Net financing expense relating to employee benefit plans	(1,481)
Total IAS 19 amendments decreasing reported net earnings	(1,600)
Net earnings attributable to equity holders of the Company revised (1)	6,704

Comprehensive loss attributable to equity holders of the Company as previously reported	(1,314)

IAS 19 amendments (increasing) decreasing reported comprehensive loss
Impact of IAS 19 amendments to net earnings	(1,600)
Net actuarial losses on employee benefits	1,662
Total IAS 19 amendments decreasing reported comprehensive loss	62
Comprehensive loss attributable to equity holders of the Company revised	(1,252)

(1) These adjustments reduced basic and diluted net earnings per share attributable to equity holders of the Company by $0.04 per share.

Effect on the consolidated statements of financial position

Increase (decrease)	August 31, 2013	August 31, 2012	September 1, 2011
Other non-current liabilities	1,675	1,923	2,171
Deficit	1,675	1,923	2,171

(iii) IFRS 10 – Consolidated Financial Statements

IFRS 10 – Consolidated Financial Statements replaces SIC-12 Consolidation – Special Purposes Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.  The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

3.  OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND RESTRUCTURING

The Company presents operating income before depreciation, amortization and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.  DERIVATIVE FINANCIAL INSTRUMENTS

	As at November 30, 2013	As at August 31, 2013

Assets
Embedded derivatives	20,856	16,802
Foreign currency interest rate swap - designated as a cash flow hedge (1)	3,577	1,411
	24,433	18,213
Portion receivable within one year	(3,577)	(1,411)
Non-current derivative financial instruments	20,856	16,802

(1) The notional principal amount outstanding on the foreign currency interest rate swap designated as a cash flow hedge as at November 30, 2013 was US$167.5 million (August 31, 2013 - US$167.5 million).  During the three months ended November 30, 2013 foreign currency exchange gains of $1.5 million (2012 – $1.3 million) were reclassified to the condensed consolidated statements of operations from accumulated other comprehensive loss, representing foreign currency exchange gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) for the three months ended November 30, 2013 and 2012.  During the three months ended November 30, 2013 and 2012 no ineffectiveness was recognized in the condensed consolidated statements of operations related to the Company’s cash flow hedges.  During the three months ended November 30, 2013 losses of $1.6 million (2012 - $1.8 million) related to the effect of the derivative financial instruments on the Company’s interest expense were reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statements of operations.  The foreign currency interest rate swap designated as a cash flow hedge matures on July 15, 2014 and the remaining unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the consolidated statement of operations is approximately $3.6 million.

5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2013	As at August 31, 2013

Trade accounts payable	11,674	10,332
Accrued liabilities	45,521	46,281
Accrued interest on long-term debt	16,287	11,005
Accounts payable and accrued liabilities	73,482	67,618

6.  PROVISIONS

	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2013	25,680	1,243	26,923
Net charges (recoveries)	20,113	(103)	20,010
Payments	(11,687)	-	(11,687)
Provisions as at November 30, 2013	34,106	1,140	35,246
Portion due within one year	(34,106)	(362)	(34,468)
Non-current provisions	-	778	778

(a) Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts and includes initiatives such as the outsourcing of the Company’s production at certain newspapers.

(b) Other provisions

Other provisions include unfavorable lease contracts, equipment removal costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

7.  LONG-TERM DEBT

				As at November 30, 2013	As at August 31, 2013

	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes	August 2017	211,710	5,560	206,150	212,033
12.5% Senior Secured Notes (US$268.6M) (**)	July 2018	285,290	7,736	277,554	274,847
Senior Secured Asset-Based Revolving Credit Facility	July 2014	-	-	-	-
Total long-term debt				483,704	486,880
Portion due within one year				(12,500)	(12,500)
Non-current long-term debt				471,204	474,380

(**) - US$ principal translated at November 30, 2013 exchange rates.

The terms and conditions of long-term debt are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, except the Senior Secured Asset-Based Revolving Credit Facility had availability as at November 30, 2013 of $40.4 million (August 31, 2013 - $20.7 million).

8.  EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net earnings (loss) in the condensed consolidated statements of operations for the three months ended November 30, 2013 and 2012 are as follows:

	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2013	2012	2013	2012	2013	2012	2013	2012
		(revised - note 2)		(revised - note 2)				(revised - note 2)

Current service cost	2,676	3,024	304	448	755	582	3,735	4,054
Administration costs	181	181	-	-	-	-	181	181
Net actuarial losses	-	-	-	-	-	3,762	-	3,762
Net financing expense	542	1,047	649	667	213	150	1,404	1,864
Net defined benefit plan expense (1)	3,399	4,252	953	1,115	968	4,494	5,320	9,861

(1) During the three months ended November 30, 2012, there was an arbitrator’s ruling against the Company that resulted in a change to benefits provided under an other long-term employee benefit plan.  As a result the Company had estimated an expense for the three months ended November 30, 2012 of $3.9 million, consisting of actuarial losses of $3.5 million and cash costs of $0.4 million which were included in restructuring and other items in the condensed consolidated statement of operations.  All other current service costs, administration costs and net actuarial losses related to other long-term employee benefits are included in compensation expense in the condensed consolidated statement of operations.  Net financing expense is included in net financing expense relating to employee benefit plans in the condensed consolidated statement of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statements of comprehensive loss for the three months ended November 30, 2013 and 2012 are as follows:

	Pension benefits		Post-retirement benefits		Total
	2013	2012	2013	2012	2013	2012
		(revised - note 2)				(revised - note 2)

Net actuarial gains (losses) on employee benefits	12,558	(5,004)	(4,204)	(819)	8,354	(5,823)
Net actuarial gains (losses) recognized in other comprehensive income (loss)	12,558	(5,004)	(4,204)	(819)	8,354	(5,823)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the three months ended November 30, 2013 are as follows:

	Pension benefits	Post- retirement benefits	Other long- term employee benefits	Total (1)

Net defined benefit plan obligation as at August 31, 2013 (revised - note 2)	44,066	55,691	20,632	120,389
Amounts recognized in the statement of operations	3,399	953	968	5,320
Amounts recognized in other comprehensive income	(12,558)	4,204	-	(8,354)
Contributions to the plans	(3,259)	(536)	(502)	(4,297)
Net defined benefit plan obligation as at November 30, 2013	31,648	60,312	21,098	113,058

(1) As at August 31, 2013 and November 30, 2013, the net defined benefit plan obligations are recorded in other non-current liabilities on the condensed consolidated statements of financial position.

9.  EARNINGS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted earnings (loss) per share for the three months ended November 30, 2013 and 2012.  No reconciling items in the computation of net earnings (loss) exist.

	2013	2012
Basic weighted average shares outstanding during the period	40,209,619	40,323,170
Dilutive effect of RSUs	-	600,000
Diluted weighted average shares outstanding during the period	40,209,619	40,923,170

Options and RSUs outstanding which are anti-dilutive	1,280,000	696,000

10.  SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the three months ended November 30, 2013:

	Options	Weighted average exercise price
Balance, August 31, 2013	1,208,000	$8.69
Cancelled	(8,000)	$(6.43)
Balance, November 30, 2013	1,200,000	$8.71

During the three months ended November 30, 2013, the Company recorded compensation expense relating to the Option Plan of $0.1 million (2012 - $0.2 million), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSU’s during the three months ended November 30, 2013 and 2012.  During the three months ended November 30, 2013, the Company recorded compensation expense relating to the RSU Plan of $0.1 million (2012 - $0.2 million), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three months ended November 30, 2013 and 2012, the Company granted no deferred share units (“DSUs”) under the DSU Plan.  During the three months ended November 30, 2013, the Company recorded a nominal recovery to compensation expense relating to the DSU Plan as a result of changes in the fair value per share used to value DSUs and cancellations of previously granted DSUs (2012 - expense of $0.5 million), with an offset to other non-current liabilities.  Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash.  During the three months ended November 30, 2013, the Company settled 19,797 DSUs for nominal consideration and cancelled 113,198 DSUs for no consideration.  There were no such settlements or cancellations during the three months ended November 30, 2012.

The aggregate carrying value of the DSU Plan liability was $0.4 million as at November 30, 2013 (August 31, 2013 - $0.4 million) and is based on a fair value per share of $1.47 (August 31, 2013 - $1.48). The DSU Plan liability is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

11. FINANCIAL INSTRUMENTS

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at November 30, 2013 are as follows:

	As at November 30, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Foreign currency interest rate swap	3,577	-	-	3,577
Embedded derivatives	20,856	-	-	20,856

The fair value of the foreign currency interest rate swap recognized on the statement of financial position is estimated as per the Company’s valuation models.  These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company. The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including credit risk and volatility factors.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended November 30, 2013 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the three months ended November 30, 2013 are as follows:

2013

Net asset as at August 31, 2013	18,213
Gain on derivative financial instruments recognized in the statement of operations	4,054
Gain on cash flow swaps recognized in statement of comprehensive loss	1,277
Foreign currency exchange gain on cash flow swaps reclassified from accumulated
other comprehensive loss to the statement of operations	1,508
Loss on cash flow swap reclassified from accumulated other comprehensive loss
to the statement of operations	(619)
Net asset as at November 30, 2013	24,433

Financial instruments measured at carrying value

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at November 30, 2013 and August 31, 2013 are as follows:

	As at November 30, 2013		As at August 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Other financial liabilities
Long-term debt	483,704	531,351	486,880	525,538

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models.  When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk (Level 2 inputs).